United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Notification of Interests of Directors, Officers and Connected Persons

GW Pharmaceuticals plc (the “Company”) hereby provides notification that on March 28, 2018, Dr. Geoffrey Guy, Chairman of the Board of the Company, made charitable gifts of 249,225 of the Company’s ordinary shares, which is equivalent to 20,769 American Depositary Shares (“ADSs”). Such gifts were made on March 28, 2018 when the market price per ADS was $117.65. Further details are set forth in the table below.

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Dr. Geoffrey Guy
2.	Reason for the notification
a.	Position/status	Chairman of the Board
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Charitable Gifts of 249,225 GW Pharmaceuticals plc Ordinary shares – equivalent to 20,769 American Depositary Shares (ADS). Gifts were made on 28th March 2018 when the market price per ADS was $117.65
c.	Price(s) and volume(s)	Price(s) -	Volume(s) 20,769	Equivalent ADSs
d.	Aggregated information ☐ Aggregated volume ☐ Price	n/a
e.	Date of the transaction	28 March 2018
f.	Place of the transaction	London, UK

For further information, please contact:

GW Pharmaceuticals PLC                             +44 (0)1980 557 000

Adam George, Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Company Secretary

Date: April 6, 2018